Exhibit 3
Consolidated Financial Statements

RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee).

The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG have full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Terence Poole	Bruce Aitken	Ian Cameron
Chairman of the Audit, Finance and	President and	Senior Vice President, Finance and
Risk Committee	Chief Executive Officer	Chief Financial Officer

March 2, 2007

AUDITORS’ REPORT

To the Shareholders of Methanex Corporation

We have audited the consolidated balance sheets of Methanex Corporation (“the Company”) as at December 31, 2006 and 2005 and the consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Chartered Accountants
Vancouver, Canada

March 2, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Methanex Corporation

We have audited management’s assessment, included in the accompanying Responsibility for Financial Reporting, that Methanex Corporation (“the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 2, 2007, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada

March 2, 2007

Consolidated Balance Sheets
(thousands of U.S. dollars, except number of common shares)

AS AT DECEMBER 31	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$355,054	$158,755
Receivables (note 2)	366,387	296,522
Inventories	244,766	140,104
Prepaid expenses	24,047	13,555

	990,254	608,936
Property, plant and equipment (note 3)	1,352,719	1,396,126
Other assets (note 5)	100,518	101,045

	$2,443,491	$2,106,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$309,566	$235,487
Current maturities on long-term debt (note 6)	14,032	14,032
Current maturities on other long-term liabilities (note 7)	17,022	9,663

	340,620	259,182
Long-term debt (note 6)	472,884	486,916
Other long-term liabilities (note 7)	68,818	79,421
Future income tax liabilities (note 12)	351,918	331,074
Shareholders’ equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2006 was 105,800,942 (2005 — 113,645,292)	474,739	502,879
Contributed surplus	10,346	4,143
Retained earnings	724,166	442,492

	1,209,251	949,514

	$2,443,491	$2,106,107

See accompanying notes to consolidated financial statements.

Approved by the Board:

Terence Poole	Bruce Aitken
Director	Director

Consolidated Statements of Income
(thousands of U.S. dollars, except number of common shares and per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2006	2005

Revenue	$2,108,250	$1,658,120
Cost of sales and operating expenses	1,308,175	1,206,425
Depreciation and amortization	106,828	91,225
Kitimat closure costs (note 9)	—	41,126

Operating income	693,247	319,344
Interest expense (note 10)	(44,586)	(41,489)
Interest and other income	9,598	10,344

Income before income taxes	658,259	288,199
Income tax expense (note 12):
Current	(154,466)	(56,911)
Future	(46,597)	(48,657)
Future income taxes related to change in tax legislation	25,753	(16,879)

	(175,310)	(122,447)

Net income	$482,949	$165,752

Basic net income per common share	$4.43	$1.41
Diluted net income per common share	$4.41	$1.40
Weighted average number of common shares outstanding	109,110,689	117,766,436
Diluted weighted average number of common shares outstanding	109,441,404	118,362,665

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
(thousands of U.S. dollars, except number of common shares)

					Total
	Number of		Contributed	Retained	Shareholders’
	Common Shares	Capital Stock	Surplus	Earnings	Equity

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244
Net income	—	—	—	165,752	165,752
Compensation expense recorded for stock options	—	—	2,849	—	2,849
Issue of shares on exercise of stock options	1,338,475	10,621	—	—	10,621
Reclassification of grant date fair value on exercise of stock options	—	2,160	(2,160)	—	—
Payment for shares repurchased	(7,715,600)	(33,157)	—	(97,806)	(130,963)
Dividend payments	—	—	—	(47,989)	(47,989)

Balance, December 31, 2005	113,645,292	502,879	4,143	442,492	949,514
Net income	—	—	—	482,949	482,949
Compensation expense recorded for stock options	—	—	8,568	—	8,568
Issue of shares on exercise of stock options	680,950	7,519	—	—	7,519
Reclassification of grant date fair value on exercise of stock options	—	2,365	(2,365)	—	—
Payment for shares repurchased	(8,525,300)	(38,024)	—	(148,755)	(186,779)
Dividend payments	—	—	—	(52,520)	(52,520)

Balance, December 31, 2006	105,800,942	$474,739	$10,346	$724,166	$1,209,251

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(thousands of U.S. dollars)

FOR THE YEARS ENDED DECEMBER 31	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$482,949	$165,752
Add (deduct):
Depreciation and amortization	106,828	91,225
Future income taxes	20,844	65,536
Stock-based compensation, net	13,500	5,206
Other, net	(1,201)	1,986

Cash flows from operating activities before undernoted	622,920	329,705
Changes in non-cash working capital (note 13)	(154,083)	29,398

	468,837	359,103
CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(186,779)	(130,963)
Dividend payments	(52,520)	(47,989)
Proceeds on issue of shares on exercise of stock options	7,519	10,621
Repayment of long-term debt	(14,032)	(258,064)
Proceeds on issue of long-term debt	—	148,090
Changes in debt service reserve accounts	(2,301)	(6,001)
Repayment of other long-term liabilities	(5,897)	(11,643)

	(254,010)	(295,949)
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(53,074)	(59,832)
Plant and equipment construction costs	—	(54,387)
Incentive tax credits related to plant and equipment construction costs	—	30,100
Changes in non-cash working capital related to investing activities (note 13)	34,546	(30,329)

	(18,528)	(114,448)

Increase (decrease) in cash and cash equivalents	196,299	(51,294)
Cash and cash equivalents, beginning of year	158,755	210,049

Cash and cash equivalents, end of year	$355,054	$158,755

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$38,577	$40,031
Income taxes paid, net of amounts refunded	$110,275	$66,295
NON-CASH FINANCING AND INVESTING ACTIVITIES
Capital lease obligation	$—	$32,990

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Years ended December 31, 2006 and 2005

1.	Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 18.

These consolidated financial statements include the accounts of Methanex Corporation, its subsidiaries and its proportionate share of joint venture revenues, expenses, assets and liabilities. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.

(b)	Reporting currency and foreign currency translation:

The majority of the Company’s business is transacted in U.S. dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at average rates of exchange during the year. Foreign exchange gains and losses are included in earnings.

(c)	Cash equivalents:

Cash equivalents include securities with maturities of three months or less when purchased.

(d)	Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Credit losses have been within the range of management’s expectations.

(e)	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value.

(f)	Property, plant and equipment:

Property, plant and equipment are recorded at cost. Interest incurred during construction is capitalized to the cost of the asset. Incentive tax credits related to property, plant and equipment are recorded as a reduction in the cost of property, plant and equipment. The benefit of incentive tax credits is recognized in earnings through lower depreciation in future periods.

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalyst. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround.

(g)	Interests in joint ventures:

The Company’s interests in joint ventures are accounted for using the proportionate consolidation method. Under this method, the Company’s proportionate share of joint venture revenues, expenses, assets and liabilities are included in the consolidated financial statements.

(h)	Other assets:

Marketing and production rights are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing costs for long-term obligations are capitalized to other assets and amortized to interest expense over the term of the related long-term obligation.

(i)	Asset retirement obligations:

The Company recognizes asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be determined. The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation, adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in cost of sales and operating expenses. Asset retirement obligations are not recognized with respect to assets with indefinite or indeterminate lives as the fair value of the asset retirement obligations cannot be reasonably estimated due to uncertainties regarding the timing of expenditures. The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.

(j)	Employee future benefits:

Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments that exceed 10% of the greater of the accrued benefit obligation and the fair value of the plan assets that arise from plan amendments, experience gains and losses and changes in assumptions are amortized to earnings on a straight-line basis over the estimated average remaining service lifetime of the employee group. Gains or losses arising from plan curtailments and settlements are recognized in earnings in the year in which they occur.

The cost for defined contribution benefit plans is expensed as earned by the employees.

(k)	Net income per common share:

The Company calculates basic net income per common share by dividing net income by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options and the unrecognized portion of the fair value of stock options is applied to repurchase common shares at the average market price for the period. A stock option is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option.

A reconciliation of the weighted average number of common shares outstanding is as follows:

FOR THE YEARS ENDED DECEMBER 31	2006	2005

Denominator for basic net income per common share	109,110,689	117,766,436
Effect of dilutive stock options	330,715	596,229

Denominator for diluted net income per common share	109,441,404	118,362,665

(l)	Stock-based compensation:

The Company grants stock-based awards as an element of compensation. Stock-based awards granted by the Company can include stock options, deferred share units, restricted share units or performance share units. The stock option plan of the Company and the terms of the deferred, restricted and performance share units are described in note 8.

For stock options granted by the Company, the cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. The assumptions used in the Black-Scholes option pricing model are disclosed in note 8.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date.

(m)	Revenue recognition:

Revenue is recognized based on individual contract terms when the title and risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains title or risk of loss during shipment. For methanol shipped on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the Company does not take risk and title to the product and only the commission income is included in revenue when earned.

(n)	Financial instruments:

A substantial portion of the Company’s business is transacted in its reporting currency, the U.S. dollar. Certain revenues, operating costs and capital expenditures are transacted in currencies other than the U.S. dollar. The Company uses derivative financial instruments to reduce its exposure to fluctuations in foreign exchange and natural gas prices on certain committed and anticipated transactions to contribute to achieving cost structure and revenue targets. The Company does not utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all derivative financial instruments designated as hedges, including the risk management objective and strategy. The Company assesses on an ongoing basis whether the designated derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

The change in fair value of foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency denominated exposures is recognized as an adjustment to the related revenues, operating costs or capital expenditures when the hedged transaction is recorded. Derivative financial instruments not designated as hedges are recorded at fair value with changes in fair value recognized in earnings at each reporting date. Premiums paid or received with respect to derivative financial instruments that are designated as hedges are deferred and amortized to income over the effective period of the contracts.

(o)	Income taxes:

Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items of income or expense are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.

2.	Receivables:

AS AT DECEMBER 31	2006	2005

Trade	$317,961	$234,870
Incentive tax credits receivable (a)	2,325	30,100
Value-added and other taxes	32,345	21,900
Other	13,756	9,652

	$366,387	$296,522

(a)	Incentive tax credits receivable:

For the year ended December 31, 2005, the Company was eligible for incentive tax credits in the amount of $30.1 million related to the construction of the 840,000 tonne per year Chile IV methanol production facility. At December 31, 2005, these incentive tax credits were recorded as a reduction to property, plant and equipment and an increase to receivables. During 2006, the Company collected $27.8 million related to these incentive tax credits and the remaining amount of $2.3 million was received in early 2007.

3.	Property, plant and equipment:

		ACCUMULATED
AS AT DECEMBER 31	COST	DEPRECIATION	NET BOOK VALUE

2006
Plant and equipment	$2,728,837	$1,451,162	$1,277,675
Other	118,896	43,852	75,044

	$2,847,733	$1,495,014	$1,352,719

2005
Plant and equipment	$2,711,775	$1,383,105	$1,328,670
Other	101,718	34,262	67,456

	$2,813,493	$1,417,367	$1,396,126

4.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31	2006	2005

Cash and cash equivalents	$19,268	$24,032
Other current assets	62,420	32,937
Property, plant and equipment	264,292	281,765
Other assets	22,471	20,409
Accounts payable and accrued liabilities	28,644	30,340
Long-term debt, including current maturities (note 6)	136,916	150,948
Future income tax liabilities (note 12)	10,866	21,988

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31	2006	2005

Revenue	$219,879	$177,760
Expenses	182,656	145,478

Income before income taxes	37,223	32,282
Income tax recovery (expense)	9,997	(21,988)

Net income	$47,220	$10,294

Included in income tax recovery (expense) is an adjustment related to a retroactive change in tax legislation (note 12).

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31	2006	2005

Cash inflows from operating activities	$23,465	$33,672
Cash outflows from financing activities	(14,032)	(8,064)
Cash outflows from investing activities	(3,137)	(15,557)

5.	Other assets:

AS AT DECEMBER 31	2006	2005

Marketing and production rights, net of accumulated amortization	$42,344	$49,976
Restricted cash for debt service reserve account	17,362	15,061
Deferred financing costs, net of accumulated amortization	10,924	12,063
Defined benefit pension plans (note 16)	11,745	9,075
Other	18,143	14,870

	$100,518	$101,045

For the year ended December 31, 2006, amortization of marketing and production rights included in depreciation and amortization was $7.6 million (2005 — $7.7 million) and amortization of deferred financing costs included in interest expense was $1.1 million (2005 — $2.1 million).

6.	Long-term debt:

AS AT DECEMBER 31	2006	2005

Unsecured Notes:
(i) 8.75% due August 15, 2012 (effective yield 8.75%)	$200,000	$200,000
(ii) 6.00% due August 15, 2015 (effective yield 6.03%)	150,000	150,000

	350,000	350,000

Atlas Methanol Company — limited recourse debt facilities (63.1% proportionate share):
(i) Senior commercial bank loan facility with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal is paid in twelve semi-annual payments which commenced June 2005	49,207	63,239
(ii) Senior secured notes bearing an interest rate of 7.95% per annum with semi-annual interest payments. Principal will be paid in nine semi-annual payments commencing December 2010	63,100	63,100
(iii) Senior fixed rate bearing an interest rate of 8.25% per annum with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing June 2015	15,144	15,144
(iv) Subordinated loans with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal will be paid in twenty semi-annual payments commencing December 2010	9,465	9,465

	136,916	150,948

	486,916	500,948
Less current maturities	(14,032)	(14,032)

	$472,884	$486,916

The minimum principal payments required in each of the next five years for long-term debt is approximately $14 million.

Limited recourse debt facilities are secured only by the assets of the Atlas joint venture. Under the terms of the limited recourse facilities, Atlas can make cash or other distributions after fulfilling certain conditions, including payment of the scheduled senior and subordinated debt obligations, the compliance with certain financial covenants and the funding of a debt service reserve account.

As at December 31, 2006, the Company has an undrawn, unsecured revolving bank facility of $250 million that expires in June 2010. This credit facility ranks pari passu with the Company’s unsecured notes.

7.	Other long-term liabilities:

AS AT DECEMBER 31	2006	2005

Asset retirement obligations (a)	$16,111	$19,596
Capital lease obligation (b)	28,330	32,146
Deferred, restricted and performance share units (note 8)	22,620	17,688
Chile retirement arrangement (note 16)	17,476	17,353
Other	1,303	2,301

	85,840	89,084
Less current maturities	(17,022)	(9,663)

	$68,818	$79,421

(a)	Asset retirement obligations:

The Company has accrued for asset retirement obligations related to those sites where a reasonably definitive estimate of the fair value of the obligation can be made. Because of uncertainties in estimating future costs and the timing of expenditures related to the currently identified sites, actual results could differ from the amounts estimated. During the year ended December 31, 2006, cash expenditures applied against the accrual for asset retirement obligations were $4.9 million (2005 — $5.0 million). At December 31, 2006, the total undiscounted amount of estimated cash flows required to settle the obligation was $16.9 million (2005 — $20.2 million).

(b)	Capital lease obligation:

As at December 31, 2006, the Company has a capital lease obligation related to an ocean shipping vessel. The future minimum lease payments in aggregate and for each of the five succeeding years are as follows:

2007	$8,744
2008	8,789
2009	8,834
2010	8,879
2011	8,574
2012	8,615

52,435
Less executory and imputed interest costs	(24,105)

$28,330

8.	Stock-based compensation:

The Company provides stock-based compensation to its directors and certain employees through grants of stock options and deferred, restricted or performance share units.

(a)	Stock options:

There are two types of options granted under the Company’s stock option plan: incentive stock options and performance stock options. At December 31, 2006, the Company had 2.3 million common shares reserved for future stock option grants under the Company’s stock option plan.

(i)	Incentive stock options:

The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted prior to 2005 have a maximum term of ten years with one-half of the options vesting one year after the date of the grant and a further vesting of one-quarter of the options per year over the subsequent two years. Beginning in 2005, all options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

Common shares reserved for outstanding incentive stock options at December 31, 2006 and 2005 are as follows:

	OPTIONS DENOMINATED IN CAD$		OPTIONS DENOMINATED IN US$
	NUMBER OF	WEIGHTED AVERAGE	NUMBER OF	WEIGHTED AVERAGE
	STOCK OPTIONS	EXERCISE PRICE	STOCK OPTIONS	EXERCISE PRICE

Outstanding at December 31, 2004	784,675	$10.82	1,397,000	$8.36
Granted	—	—	682,750	17.61
Exercised	(452,525)	11.49	(731,950)	7.96
Cancelled	(15,500)	14.63	(19,350)	12.01

Outstanding at December 31, 2005	316,650	9.67	1,328,450	13.29
Granted	—	—	1,649,600	20.78
Exercised	(146,400)	11.00	(534,550)	11.42
Cancelled	(8,000)	11.00	(38,575)	18.79

Outstanding at December 31, 2006	162,250	$8.40	2,404,925	$18.76

Information regarding incentive stock options outstanding at December 31, 2006 is as follows:

	OPTIONS OUTSTANDING AT DECEMBER 31, 2006			OPTIONS EXERCISABLE AT DECEMBER 31, 2006
	WEIGHTED AVERAGE
RANGE OF EXERCISE	REMAINING	NUMBER OF STOCK	WEIGHTED AVERAGE	NUMBER OF STOCK	WEIGHTED AVERAGE
PRICES	CONTRACTUAL LIFE	OPTIONS OUTSTANDING	EXERCISE PRICE	OPTIONS EXERCISABLE	EXERCISE PRICE

Options denominated in CAD$
$3.29 to 13.65	2.9	162,250	$8.40	162,250	$8.40

Options denominated in U.S.$
$6.45 to 10.01	5.9	236,075	$8.47	236,075	$8.47
11.56 to 22.52	5.9	2,168,850	19.88	172,900	17.69

	5.9	2,404,925	$18.76	408,975	$12.37

(ii)	Performance stock options:

As at December 31, 2006 and 2005, there were 50,000 common shares reserved for performance stock options with an exercise price of CAD$4.47. All outstanding performance stock options have vested and are exercisable.

(iii)	Fair value assumptions:

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

FOR THE YEARS ENDED DECEMBER 31	2006	2005

Risk-free interest rate	5%	4%
Expected dividend yield	2%	2%
Expected life of option	5 years	5 years
Expected volatility	40%	43%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (U.S.$ per share)	$8.82	$6.51

For the year ended December 31, 2006, compensation expense related to stock options was $8.6 million (2005 — $2.8 million).

(b)	Deferred, restricted and performance share units:

Directors, executive officers and management receive some elements of their compensation and long-term compensation in the form of deferred, restricted or performance share units. Holders of deferred, restricted and performance share units are entitled to receive additional deferred, restricted or performance share units in lieu of dividends paid by the Company.

Deferred, restricted and performance share units outstanding at December 31, 2006 and 2005 are as follows:

	NUMBER OF	NUMBER OF	NUMBER OF
	DEFERRED SHARE	RESTRICTED SHARE	PERFORMANCE SHARE
	UNITS	UNITS	UNITS

Outstanding at December 31, 2004	455,519	1,014,313	—
Granted	80,502	569,234	—
Granted in lieu of dividends	11,898	31,375	—
Redeemed	(120,655)	(487,776)	—
Cancelled	—	(37,310)	—

Outstanding at December 31, 2005	427,264	1,089,836	—
Granted	33,796	20,000	402,460
Granted in lieu of dividends	7,661	19,744	8,584
Redeemed	(149,975)	(575,748)	—
Cancelled	—	(35,075)	(4,962)

Outstanding at December 31, 2006	318,746	518,757	406,082

On March 3, 2006, the Company granted 402,460 performance share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The performance share units granted on March 3, 2006 will vest on December 31, 2008.

The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units outstanding at December 31, 2006 was $36.2 million (2005 — $29.0 million) compared with the recorded liability of $22.6 million (2005 — $17.7 million). The difference between the fair value and the recorded liability of $13.6 million will be recognized over the weighted average remaining service period of approximately 1.6 years.

For the year ended December 31, 2006, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $22.6 million (2005 — $13.0 million). Included in compensation expense for the year ended December 31, 2006 was $12.2 million (2005 — $3.8 million) related to the effect of the increase in the Company’s share price. As at December 31, 2006, the Company’s share price was US$27.37 per share.

9.	Kitimat closure costs:

On November 1, 2005, the Kitimat methanol and ammonia facilities were permanently closed. Total closure costs of $41 million (before and after-tax) included employee severance costs of approximately $13 million and contract termination costs of approximately $28 million. Contract termination costs included costs to terminate a take-or-pay natural gas transportation agreement and an ammonia supply agreement. Approximately $35 million of the total Kitimat closure costs were paid in 2006 (2005 — $6 million). As at December 31, 2006, substantially all costs associated with the closure of the Kitimat methanol and ammonia facilities have been paid.

10.	Interest expense:

FOR THE YEARS ENDED DECEMBER 31	2006	2005

Interest expense before capitalized interest	$44,586	$49,253
Less capitalized interest related to Chile IV	—	(7,764)

	$44,586	$41,489

Interest incurred during construction is capitalized to the cost of the asset until the asset is substantively complete and ready for productive use. The Chile IV methanol facility commenced operations in June 2005.

11.	Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2006 and 2005, revenues attributed to geographic regions, based on the location of customers, were as follows:

	UNITED STATES	EUROPE	KOREA	JAPAN	OTHER ASIA	LATIN AMERICA	CANADA	TOTAL
Revenue
2006	679,014	493,926	213,246	157,970	203,364	194,362	166,368	2,108,250
2005	585,828	353,060	177,712	174,816	162,983	131,896	71,825	1,658,120

As at December 31, 2006 and 2005, the net book value of property, plant and equipment by country was as follows:

	CHILE	TRINIDAD	CANADA	KOREA	OTHER	TOTAL
Property, plant and equipment
2006	744,924	517,485	22,348	17,507	50,455	1,352,719
2005	763,220	550,185	20,840	17,817	44,064	1,396,126

12.	Income and other taxes:

(a)	Income tax expense:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to income before income taxes. These differences are as follows:

FOR THE YEARS ENDED DECEMBER 31	2006	2005
Canadian statutory tax rate	34.1%	34.9%
Income tax expense calculated at Canadian statutory tax rate	$224,598	$100,466
Increase (decrease) in income tax expense resulting from:
Income taxed in foreign jurisdictions	(5,823)	(24,244)
Losses not tax-effected	697	60,909
Previously unrecognized loss carryforwards and temporary differences	(20,426)	(29,852)
Adjustments related to retroactive change in tax legislation (i)	(25,753)	16,879
Non-taxable income and non-deductible expenses	(2,369)	(2,905)
Other	4,386	1,194

Total income tax expense	$175,310	$122,447

(i)	During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $25.8 million during 2006. The adjustment includes a reversal of the previous charge to 2005 earnings of $16.9 million and an additional adjustment of $8.9 million to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.

(b)	Net future income tax liabilities:

The tax effect of temporary differences that give rise to future income tax liabilities and future income tax assets are as follows:

AS AT DECEMBER 31	2006	2005

Future income tax liabilities:
Property, plant and equipment	$193,413	$210,295
Other	198,212	186,192

	391,625	396,487
Future income tax assets:
Non-capital loss carryforwards	232,755	320,252
Property, plant and equipment	34,961	34,760
Other	34,632	36,583

	302,348	391,595
Future income tax asset valuation allowance	(262,641)	(326,182)

	39,707	65,413

Net future income tax liabilities	$351,918	$331,074

At December 31, 2006, the Company had non-capital loss carryforwards available for tax purposes of $540 million in Canada, $24 million in the United States and $63 million in New Zealand. The benefit relating to the non-capital loss carryforwards in the United States has been recognized by reducing net future income tax liabilities. In Canada and the United States these loss carryforwards expire in the period 2007 to 2024, inclusive. In New Zealand the loss carryforwards do not have an expiry date.

13.	Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2006 and 2005 are as follows:

FOR THE YEARS ENDED DECEMBER 31	2006	2005

Decrease (increase) in non-cash working capital:
Receivables	$(69,865)	$(3,315)
Inventories	(104,662)	2,060
Prepaid expenses	(10,492)	2,925
Accounts payable and accrued liabilities	74,079	(3,779)

	(110,940)	(2,109)
Adjustments for items not having a cash effect	(8,597)	1,178

Changes in non-cash working capital having a cash effect	$(119,537)	$(931)

These changes relate to the following activities:
Operating	$(154,083)	$29,398
Investing (a)	34,546	(30,329)

Changes in non-cash working capital	$(119,537)	$(931)

(a)	Included in changes in non-cash working capital related to investing activities for the year ended December 31, 2006 are cash receipts for incentive tax credits of $27.8 million related to the construction of the Chile IV methanol production facility that was completed in 2005. At December 31, 2005, the incentive tax credits were recorded as a reduction to property, plant and equipment and an increase to receivables and were included as an increase in non-cash working capital related to investing activities for the year ended December 31, 2005.

14.	Derivative financial instruments:

(a)	Forward exchange sales and purchase contracts:

The Company’s forward exchange contracts to purchase and sell foreign currency in exchange for U.S. dollars at December 31, 2006 were as follows:

		AVERAGE EXCHANGE
AS AT DECEMBER 31, 2006	NOTIONAL AMOUNT	RATE	MATURITY

Forward exchange purchase contracts:
New Zealand dollar	33 million	0.6655	2007
Forward exchange sales contracts:
Euro	49 million	1.2795	2007
Chilean peso	15 billion	0.0019	2007

As at December 31, 2006, the carrying value of forward exchange sales contracts was a liability of $0.2 million (2005 — $3.2 million) which approximates the fair value of these contracts.

(b)	Interest rate swap contract:

As at December 31, 2006, the Company has an interest rate swap contract recorded in other long-term liabilities at fair value in the amount of $1.0 million (2005 — $2.0 million). As at December 31, 2006, this interest rate swap contract had a remaining notional principal amount of $35 million (2005 — $45 million). Under the contract, the Company receives floating-rate LIBOR amounts in exchange for payments based on a fixed interest rate of 6.7%. The contract matures over the period to 2010.

(c)	Natural gas purchase options:

During 2006, the Company entered into a methanol offtake agreement with a methanol producer in Canada for a three-month period commencing January 1, 2007. The contract price includes a fixed facility fee and a variable fee indexed to natural gas prices. The Company entered into natural gas purchase options for the term of the methanol offtake agreement to mitigate its exposure to an increase in natural gas prices above the strike prices in the option contracts. The Company believes these option contracts provide an economic hedge of its exposure to increases in natural gas prices, however; these arrangements do not meet the requirements for hedge accounting treatment. Accordingly, changes in the fair value of the options are recognized immediately in earnings. Natural gas prices declined during the fourth quarter of 2006 and the fair value of the natural gas purchase options decreased by $4 million. This change in fair value was charged to earnings resulting in a decrease to interest and other income. At December 31, 2006, the carrying value of the natural gas purchase options was nil, which approximates the fair value of these contracts.

15.	Fair value disclosures:

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	2006		2005
AS AT DECEMBER 31	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

Long-term debt	$486,916	$505,613	$500,948	$526,789

The fair value of the Company’s long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics. The fair values of the Company’s derivative financial instruments as disclosed in note 14 are determined based on quoted market prices received from counterparties. Until settled, the fair values of the derivative financial instruments will fluctuate.

The fair value of forward exchange contracts used to hedge anticipated or committed foreign currency denominated exposures is recognized as an adjustment to the related revenues, operating costs or capital expenditures when the hedged transaction is recorded.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The

Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $1.9 million at December 31, 2006 (2005 — $0.3 million).

16.	Retirement plans:

(a)	Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

	2006	2005

Accrued benefit obligations:
Balance, beginning of year	$59,611	$50,177
Current service cost	1,980	2,336
Interest cost on accrued benefit obligations	2,948	2,840
Benefit payments	(11,263)	(3,504)
Gain on curtailment	(94)	—
Loss on settlement	395	—
Actuarial losses	4,629	5,490
Foreign exchange losses	91	2,272

Balance, end of year	58,297	59,611
Fair values of plan assets:
Balance, beginning of year	38,954	36,065
Actual returns on plan assets	2,919	2,463
Contributions	7,077	2,987
Benefit payments	(11,263)	(3,504)
Foreign exchange gains	431	943

Balance, end of year	38,118	38,954

Unfunded status	20,179	20,657
Unamortized actuarial losses	(14,448)	(11,600)

Accrued benefit liabilities, net	$5,731	$9,057

The Company has an unfunded retirement arrangement for its employees in Chile that will be funded at retirement. At December 31, 2006, the accrued benefit liabilities, net is comprised of $17.5 million in other long-term liabilities for an unfunded retirement arrangement in Chile and $11.8 million in other assets for defined benefit plans in Canada.

The Company’s net defined benefit pension plan expense for the years ended December 31, 2006 and 2005 is as follows:

FOR THE YEARS ENDED DECEMBER 31	2006	2005

Net defined benefit pension plan expense:
Current service cost	$1,980	$2,336
Interest cost on accrued benefit obligations	2,948	2,840
Actual return on plan assets	(2,919)	(2,463)
Settlement and curtailment	1,671	—
Other	1,557	1,000

	$5,237	$3,713

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of March 31, 2006 in Canada and December 31, 2006 in Chile. The next actuarial reports for funding purposes are scheduled to be completed as of December 31, 2009.

The actuarial assumptions used in accounting for the defined benefit pension plans are as follows:

	2006	2005

Benefit obligation at December 31:
Weighted average discount rate	5.40%	5.60%
Rate of compensation increase	4.10%	3.50%
Net expense for year ended December 31:
Weighted average discount rate	5.90%	6.70%
Rate of compensation increase	4.14%	3.50%
Expected rate of return on plan assets	7.25%	7.25%

The asset allocation for the defined benefit pension plan assets as at December 31, 2006 and 2005 are as follows:

	2006	2005

Equity securities	59%	63%
Debt securities	34%	33%
Cash and other short-term securities	7%	4%

Total	100%	100%

(b)	Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2006 was $2.4 million (2005 — $2.9 million).

17.	Commitments and contingencies:

(a)	Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay contracts to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies to 2025. The minimum estimated commitment under these contracts is as follows:

2007	2008	2009	2010	2011	Thereafter

$222,515	$180,783	$189,251	$190,814	$192,399	$2,058,257

(b)	Operating leases:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space and equipment as follows:

2007	2008	2009	2010	2011	Thereafter

$153,643	$101,570	$95,584	$72,440	$70,395	$370,113

(c)	Argentina export duty costs:

Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which has been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were exempt from this duty until late October 2006 when the government of Argentina extended this duty to include this province at the same rates applicable to the other provinces. As a result, the increased duty on exports of natural gas is applied to all of the natural gas feedstock that the Company sources from Argentina. The total annual cost of the export duty to these natural gas suppliers from Argentina has increased to approximately $200 million.

While the Company’s gas contracts provide that gas suppliers are to pay any duties levied by the government of Argentina, the Company is in continuing discussions with its natural gas suppliers from Argentina regarding the impact of the increased export duty.

During 2006, the Company reached interim agreements with all of its natural gas suppliers from Argentina. In principle, the Company has agreed to share the cost of duties based in part on prevailing methanol prices. The Company has gained some flexibility to take the natural gas depending on prevailing methanol market conditions, and to the extent that these arrangements are not economic, then the Company will not purchase the natural gas. The Company is in continuing discussions to reach longer-term arrangements. However, the Company cannot provide assurance that it will be able to reach satisfactory longer-term arrangements with its natural gas suppliers from Argentina. As at December 31, 2006, the Company accrued $26 million to record the estimated cost of sharing export duties for natural gas consumed in 2006. Approximately $8 million was charged to earnings during 2006 and the remaining amount is included in the cost of inventory and will be charged to earnings when the inventory is sold.

18.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements as at and for the years ended December 31, 2006 and 2005 are as follows:

CONDENSED CONSOLIDATED BALANCE	2006		2005
SHEETS AS AT DECEMBER 31	CANADIAN GAAP	U.S. GAAP	CANADIAN GAAP	U.S. GAAP

ASSETS
Current assets	$990,254	$990,254	$608,936	$608,936
Property, plant and equipment (a)	1,352,719	1,389,031	1,396,126	1,434,349
Other assets (d)	100,518	93,041	101,045	101,045

	$2,443,491	$2,472,326	$2,106,107	$2,144,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$340,620	$340,620	$259,182	$259,182
Long-term debt	472,884	472,884	486,916	486,916
Other long-term liabilities (d)	68,818	75,788	79,421	82,347
Future income taxes (d)(f)	351,918	363,232	331,074	344,452
Shareholders’ equity:
Capital stock (a) (b)	474,739	880,619	502,879	909,023
Additional paid-in capital (b)	—	11,059	—	4,109
Contributed surplus (b)	10,346	—	4,143	—
Retained earnings	724,166	341,175	442,492	61,227
Accumulated other comprehensive loss	—	(13,051)	—	(2,926)

	1,209,251	1,219,802	949,514	971,433

	$2,443,491	$2,472,326	$2,106,107	$2,144,330

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31	2006	2005

Net income in accordance with Canadian GAAP	$482,949	$165,752
Add (deduct) adjustments for:
Depreciation and amortization (a)	(1,911)	(1,911)
Stock-based compensation (b)	(482)	—
Forward exchange contracts (c)	—	(306)
Income tax effect of above adjustments (f)	669	764

Net income in accordance with U.S. GAAP	$481,225	$164,299

Per share information in accordance with U.S. GAAP:
Basic net income per common share	$4.41	$1.40
Diluted net income per common share	$4.40	$1.39

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31	2006	2005

Net income in accordance with U.S. GAAP	$481,225	$164,299
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax (c)	—	142
Change related to pensions, net of tax (d) (f)	(10,125)	(2,926)

Comprehensive income in accordance with U.S. GAAP	$471,100	$161,515

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31	2006	2005

Balance, beginning of year in accordance with U.S. GAAP	$(2,926)	$(142)
Other comprehensive loss	(10,125)	(2,784)

Balance, end of year in accordance with U.S. GAAP	$(13,051)	$(2,926)

(a)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For U.S. GAAP purposes, property, plant and equipment at December 31, 2006 has been increased by $36.3 million (2005 — $38.2 million) to reflect the business combination as a purchase. For the year ended December 31, 2006, an adjustment to increase depreciation expense by $1.9 million (2005 — $1.9 million) has been recorded in accordance with U.S. GAAP.

(b)	Stock-based compensation:

Incentive stock options — Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for stock-based compensation awards granted on or after January 1, 2002. Effective January 1, 2005, under U.S. GAAP, the Company adopted the Financial Accounting Standards Board (FASB) FAS No. 123R, Share-Based Payments, which requires the fair value method of accounting for stock-based compensation awards for all awards granted, modified, repurchased or cancelled after the adoption date and unvested portions of previously issued and outstanding awards as at the adoption date. As this statement harmonizes the impact of accounting for stock-based compensation on net income under Canadian and U.S. GAAP for the Company, except as disclosed in (i) below, no adjustment to operating expenses was required for the years ended December 31, 2006 and 2005.

(i)	Variable plan options:

In 2001, prior to the effective implementation date for fair value accounting related to stock options for Canadian GAAP purposes, the Company granted 946,000 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. Under the intrinsic value method for U.S. GAAP, the final measurement date for variable plan options is the earlier of the exercise date, the forfeiture date and the expiry date. Prior to the final measurement date, compensation expense is measured as the amount by which the quoted market price of the Company’s common shares exceeds the exercise price of the stock options at each reporting date. Compensation expense is recognized ratably over the vesting period. During the year ended December 31, 2006, an adjustment to increase operating expenses by $0.5 million (2005 — nil) was recorded in accordance with U.S. GAAP.

(c)	Forward exchange contracts:

Under Canadian GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value and recognized in earnings when the hedged transaction is recorded. Under U.S. GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value at each reporting date, with the change in fair value either being recognized in earnings to offset the change in fair value of the hedged transaction, or recorded in other comprehensive income until the hedged transaction is recorded. The ineffective portion, if any, of the change in fair value of forward exchange contracts that are designated and qualify as hedges is immediately recognized in earnings. For the year ended December 31, 2006, no adjustment to earnings (2005 — decrease earnings by $0.3 million) was recorded in accordance with U.S. GAAP.

(d)	Defined benefit pension plans:

Effective January 1, 2006, under U.S. GAAP, the Company prospectively adopted Financial Accounting Standards Board (FASB) FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to accumulated comprehensive income. As at December 31, 2006, the impact of this standard on the Company is the reclassification of unrecognized actuarial losses for Canadian GAAP of $14.4 million, net of a future income tax recovery of $1.4 million to accumulated comprehensive loss in accordance with U.S. GAAP. For the year ended December 31, 2005, prior to the adoption of FAS No. 158, the Company was required to recognize an additional minimum pension liability equal to the excess of the unfunded accumulated benefit obligation over the accrued pension benefits liability and this resulted in the recognition of $2.9 million for this excess to accumulated comprehensive loss in accordance with U.S. GAAP.

(e)	Interest in Atlas joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. Details of the Company’s interest in the Atlas joint venture is provided in note 4 to the Company’s consolidated financial statements for the year ended December 31, 2006.

(f)	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. During the year ended December 31, 2006, this resulted in an adjustment to increase net income by $0.7 million (2005 — $0.8 million) and an adjustment to increase other comprehensive income by $1.4 million (2005 — nil).

(g)	Performance share units:

Executive officers and management of the Company receive some elements of their long-term compensation in the form of performance share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. Under Canadian GAAP, the fair value of performance share units is measured each reporting period as the market price multiplied by the total shareholder return result. This fair value is recognized over the related service period with changes in fair value being recognized in earnings for the proportion of the service that has been rendered at each reporting date. Under U.S. GAAP, the fair value of performance share units is calculated each reporting period using a pricing model that incorporates the service and market conditions related to the performance share units. This fair value is recognized over the related service period with changes in fair value being recognized in earnings for the proportion of the service that has been rendered at each reporting date. For the years ended December 31, 2006 and 2005, no adjustment to operating expenses was recorded in accordance with U.S. GAAP.

(h)	Recently issued U.S. accounting pronouncements:

The Financial Accounting Standards Board (FASB) has issued interpretation no. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition. FIN 48 is effective for the Company as of January 1, 2007. The Company is currently assessing the impact of this interpretation on its financial statements.